adidas-Salomon

02 MAR 27 AM 8:49

adidas-Salomon AG
Adi-Dassler-Str. 1-2
91074 Herzogenaurach
Germany
Phone (+49) 9132 / 84 - 2803
Fax (+49) 9132 / 84 - 3219

United States Securities and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, N W

Washington D.C. 20549
USA

02028048

SUPPL

March 22, 2002

BY FAX

adidas-Salomon AG
SEC Filing
Exemption pursuant to rule 12g-3-2(b) under the Securities Exchange Act of 1934
File No. 83-42-78

Dear Mr. Dusek,

In compliance with the above rule, please find attached 2 countermotions to the agenda of the Ordinary Shareholders' Meeting which were filed in due time by the "Dachverband der Kritischen Aktionärinnen und Aktionäre, e.V.", Cologne (Germany), and the corresponding statement of the Executive Board of adidas-Salomon AG, as they have been distributed to our shareholders in Germany.

If you need further information please do not hesitate to contact me.

Kind regards,

G. Dirian

Encls.

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

adidas-Salomon

Countermotions at the Shareholders' Meeting

The "Dachverband der Kritischen Aktionärinnen und Aktionäre e.V.", Cologne/Germany, has given notice of its intention to make the following countermotions at our Ordinary Shareholders' Meeting on Wednesday, May 8, 2002, in Fuerth (Bavaria/Germany):

"On item 3 of the agenda (Ratification of the actions of the Executive Board):

The actions of the members of the Executive Board shall not be ratified.

On item 4 of the agenda (Ratification of the actions of the Supervisory Board):

The actions of the members of the Supervisory Board shall not be ratified.

Reasoning behind both countermotions:

According to www.cleanclothes.org, the working conditions in the companies which produce goods for adidas-Salomon contradict the commitments of the adidas-Salomon Code of Conduct.

Low wages force employees to work excessive overtime and to have their children cared for by relatives who live far away. Attempts to unionize lead to intimidation, maltreatment and imprisonment. Employees have lost limbs during work-related accidents.

The precondition for any serious effort to safeguard occupational rights would be independent, institutional monitoring of the working conditions with the participation of trade unions and non-governmental organizations from northern and southern countries.

Until the Executive Board and the Supervisory Board are able to remove these deplorable conditions, their actions cannot be ratified."

The Management adheres to its proposed resolutions in the agenda and makes the following official statement on the countermotions:

In 1998, adidas-Salomon AG published a Code of Conduct, the "Standards of Engagement" (SOE), which obliges all business partners to recognize these standards as a part of their contracts with the Corporation. The SOE are based upon the Labor and Human Rights Conventions of the International Labor Organization (ILO) and follow the Code of Conduct of the World Federation of the Sporting Goods Industry. Simultaneously, we have built up an internal team of 30 experts which monitors the production sites of our business partners regarding the maintenance of the SOE and which advises on questions of occupational standards, health, safety at work and environmental protection. In 2001 alone, this team carried out 839 factory inspections. adidas-Salomon is in permanent dialogue with regional trade unions, associations, non-governmental organizations (NGOs), religious groups and other interest groups. Additionally, the Corporation has been a member of the Fair Labor Association (FLA) since 1999, an independent organization to which NGOs and American universities belong. The FLA is currently the only organization which checks the validity and efficiency of internal inspections, i.e. the working conditions at our suppliers are already monitored independently.

adidas-Salomon ensures that as far as concrete information regarding the contravention of the SOE is available, all necessary measures are taken in order to eradicate such contraventions. Specifically, this means that the factory concerned is subject to a comprehensive inspection by our team and that subsequently a detailed action plan is worked out with the management. The implementation of this plan is monitored at regular intervals. The accusations made in the countermotions of the "Dachverband der Kritischen Aktionärinnen und Aktionäre e.V." are formulated in very general terms and do not provide any indication of poor conditions at specific production sites of our business partners. Therefore we are currently not in a position to provide a more specific statement. We are convinced that through our activities the working conditions at our suppliers have improved significantly. This is also acknowledged and confirmed by international organizations.

Further information can be found on the internet under www.adidas-Salomon.com/en/sea/ as well as in our Social and Environmental Report 2001 and in the Annual Report 2001, which you can request from the Corporation.

Herzogenaurach, March 2002

adidas-Salomon AG

The Executive Board